Exhibit 99.1

China New Borun Announces Issuance of RMB350 Million Three-Year
Fixed-Rate Private Placement Bonds

Shouguang, China, February 27 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, announced today that Shandong Borun Industrial Co., Ltd (“Shandong Borun”), one of the Company's wholly owned subsidiaries, has successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500 million with the Shanghai Stock Exchange (the “Registered Plan”). The Company further announced that under the Registered Plan, Shandong Borun successfully issued three-year fixed-rate private placement bonds with a principle amount of RMB350 million (the “BORN Bonds”).

The BORN Bonds were issued at face value, bear a fixed annual interest rate of 9.3%, and will mature in 2016. At the end of the second year during the life of the BORN Bonds, Shandong Borun can decide whether to raise interest rate, and bondholders have the right to sell back, in whole or in part, at face value. Proceeds from issuance of the BORN Bonds will be used for working capital and capital expenditure purposes. Under the Registered Plan, Shandong Borun has the option to issue a second tranche of private placement bonds within six months of registration, with a principle amount of RMB150 million and same terms as the BORN Bonds.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, stated, “We're thrilled with the successful completion of this transaction, as it not only enhances our solvency and financial flexibility but also demonstrates the confidence and support in our business from our government. With a strengthened cash position, we look to expand our business scale and scope and drive greater revenue growth and profitability.”

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission (“SEC”), which are available on the SEC’s website at www.sec.gov.

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 Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

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